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                      [LETTERHEAD OF MAGMA POWER COMPANY]


                                October 31, 1994

Dear Fellow Magma Stockholder:

  On October 21, 1994, California Energy Company announced that it had raised the price offered in its unsolicited tender offer to purchase approximately 51% of Magma's outstanding common stock to $38.50 per share. The consideration offered in the back-end merger contemplated by the revised California Energy offer would now consist of approximately $18.10 in cash and California Energy common stock with a nominal value of approximately $20.40.

  After extensive analysis and for the reasons set forth in the accompanying Amendment No. 5 to Magma's Schedule 14D-9, including the revised offer's conditional nature, the terms and conditions of California Energy's financing, which include execution of a merger agreement and California Energy's financing source's satisfaction with its due diligence review of both California Energy and Magma, and the opinion of Magma's financial advisor, Goldman, Sachs & Co., that the consideration offered in the revised offer was inadequate, your Board of Directors has unanimously determined that the revised California Energy offer is not in the best interests of Magma's stockholders. YOUR BOARD STRONGLY RECOMMENDS THAT YOU REJECT THE REVISED OFFER AND NOT TENDER YOUR SHARES TO CALIFORNIA ENERGY.

  Your Board has authorized Magma management and its financial advisor to explore all available alternatives to further the best interests of Magma stockholders, including remaining independent, conducting discussions with interested parties, including California Energy, concerning possible business combinations, strategic partnerships or equity investments, recapitalizing or restructuring the company and similar transactions.

  Your Board is dedicated to serving your interests. Please read carefully the enclosed Schedule 14D-9 amendment which describes in depth your Board's recommendation.

  We greatly appreciate your continued support and encouragement. We will keep you advised of significant future developments.

Sincerely,

/s/ Paul M. Pankratz                      /s/ Ralph W. Boeker

Paul M. Pankratz                         Ralph W. Boeker
Chairman                                 President and C.E.O.